April 20, 2005

Via US Mail and Facsimile

Deborah A. Vitale
President
Diamondhead Casino Corporation
150-153rd Avenue, Suite 201
Madeira Beach, Florida 33708

Re: **Diamondhead Casino Corporation**
        Form 10-KSB for the year ended December 31, 2004
        Commission File Number: 000-17529

Dear Ms. Vitale:

We have reviewed the above referenced filing and have the following comments. We have
limited our review to the financial statements and related disclosures included within these
documents.   Understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure in
your filings.

Where expanded or revised disclosure is requested, you may comply with these comments in
future filings. If you disagree, we will consider your explanation as to why our comments are
inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide
us with supplemental information so we may better understand your disclosure. Please be as
detailed as necessary in your explanation.

We look forward to working with you in these respects and welcome any questions you may
have about any aspects of our review.

* *

Item 6. Management's Discussion and Analysis, page 20
1. It is unclear from your current disclosure how you acquired the 404.5 acre property and how
    such property became unencumbered.   Supplementally explain to us the facts and
    circumstances surrounding your acquisition of the option to purchase the acreage, and how
    you acquired the funds to pay the First Union National Bank of Florida loan in full.In this
    regard, we note that you have no current business operations. Your single significant asset as
    of December 31, 2004 consists of land under development and your   current business plan
    appears to rely solely upon the development of a casino resort on that land.   Accordingly,

please expand your MD&A discussion to include an Overview section in which you briefly discuss the history of the company and of the property. For example, when and how did you become engaged in your current activities? How and why did you acquire this property and how was that acquisition financed? As there is no assurance that regulatory approvals can be obtained or that financing for development will be available, what are your alternative business plans? Please revise your discussion accordingly.

2. Finally, we see that the property is currently carried at approximately $5.5 million. In the event that regulatory approval cannot be obtained, what is the fair value of the property? We note that the appraisals you refer to on page 2 of your filing are not current and they have been prepared assuming that the site has been fully permitted and zoned as a casino site. What support, if any, exists regarding the recoverability of the property on a standalone basis? Please advise supplementally and address in your disclosures.

3. As a related matter, supplementally explain to us the limitations attached to the underlying parcels totaling 80 acres necessitating the purchase option, and why the option was not exercised until 2002. We may have further comment on your response.

Financial Statements

Consolidated Statements of Operations, page F-4

4. Supplementally explain to us why you have included dock lease income, interest earned on invested cash, and other income within revenues from operations and not in other income. Similarly, please explain to us why you have included interest expense in costs and expenses of operations and not in other expenses. We may have further comment on your response.

Consolidated Statements of Changes in Stockholders' Equity, page F-5

5. It appears from your disclosure in Note 5 on pages F-17 and F-20 that the Issuance of common stock for services noted in your Consolidated Statements of Changes in Stockholders' Equity for fiscal year 2003 relates to the 50,000 shares of common stock issued as compensation to an Officer (Mr. Gregory Harrison) of the company. Supplementally explain to us how you valued this stock. We may have further comment on your response.

Note 3 – Summary of Significant Accounting Policies

Net Loss per Common Share, page F-12
6. Please revise your disclosure to include the number of antidilutive shares that may be dilutive in the future. Refer to paragraph 40c of SFAS 128.

Note 5 – Stockholders' Equity

Non-Plan Stock Options, page F-17

7. We note from your disclosure that, in March 2003, you redeemed 860,000 options issued to former Directors and a former key employee for $43,000.   Supplementally explain to us how you have accounted for this redemption, and how the terms of the original option allowed for such a redemption. Include in your response how the cash paid at redemption impacted your method for accounting for these awards. Refer to the guidance in paragraph 11g of APB 25 and paragraph 39 of FIN 44.

Note 6 – Gain on Sale of Assets, page F-20

8. It appears from your disclosure on page F-20 that the transaction involving the Florida office condominiums constitutes a sale/leaseback transaction. Please supplementally explain why the $77,732 gain on the sale of the Florida office condominiums has not been amortized over the period of the lease term (two years) or revise your financial statements to reflect the treatment prescribed in paragraph 34 of SFAS 13.

Note 9 – Commitments and Contigencies

Sea Lane Bahamas Limited v. Europa Cruises Corporation, page F-24

9. We note from your disclosure here and elsewhere in your filing that the $400,000 accrual associated with the Sea Lane Bahamas Limited and Marne Inc. lawsuit, dismissed in 1999, was not reversed until fiscal 2003. Supplementally explain to us why this accrual was not reversed on dismissal of the case in 1999. Refer to paragraph 8 of SFAS 5 for guidance when crafting your response.

* *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Amy Geddes at 202-942-2885 or Margery Reich at 202-942-1839 if you have questions or me at 202-942-1850 with any concerns as I supervised the review of your filing.

Sincerely,

David R. Humphrey
Branch Chief